SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C.  20549
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                        AMENDMENT NO. 4 TO
                          SCHEDULE 14D-1
              TENDER OFFER STATEMENT PURSUANT TO SECTION
           14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                      CHEYENNE SOFTWARE, INC.
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                     (Name of Subject Company)

                     TSE-TSEHESE-STAESTSE, INC.
             COMPUTER ASSOCIATES INTERNATIONAL, INC.
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                            (Bidder)

              COMMON STOCK, PAR VALUE $.01 PER SHARE
   SERIES A JUNIOR PARTICIPATING PREFERRED STOCK PURCHASE RIGHTS
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                  (Title of Class of Securities)

                             166888107
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              (CUSIP Number of Class of Securities)

                            SANJAY KUMAR
                     TSE-TSEHESE-STAESTSE, INC.
            C/O COMPUTER ASSOCIATES INTERNATIONAL, INC.
                   ONE COMPUTER ASSOCIATES PLAZA
                   ISLANDIA, NEW YORK  11788-7000
                     TELEPHONE:  (516) 342-5224
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       (Name, Address and Telephone Number of Person Authorized
       to Receive Notices and Communications on Behalf of Bidder)

                             COPIES TO:
                        SCOTT F. SMITH, ESQ.
                       HOWARD, DARBY & LEVIN
                    1330 AVENUE OF THE AMERICAS
                     NEW YORK, NEW YORK  10019
                     TELEPHONE:  (212) 841-1000
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                           OCTOBER 11, 1996

                (Date Tender Offer First Published,
                 Sent or Given to Security Holders)



                          Page 1 of 4 Pages
                   Exhibit Index begins on Page 4

           Computer Associates International, Inc. and its wholly owned subsidiary, Tse-tsehese-staestse, Inc., hereby amend and supplement their Tender Offer Statement on Schedule 14D-1, originally filed on October 11, 1996 and amended by Amendment No. 1 filed on October 22, 1996, Amendment No. 2 filed on October 25, 1996 and Amendment No. 3 filed on November 4, 1996 (the "Statement"), with respect to an offer to purchase all outstanding shares of Common Stock, par value $.01 per share, including associated Preferred Share Purchase Rights, of Cheyenne Software, Inc. as set forth in this Amendment No. 4. Capitalized terms not defined in this Amendment No. 4 have the meanings assigned to them in the Statement.

Item 10.   Additional Information.

           The response to Item 10(e) is hereby supplemented as follows:

           On November 7, 1996, Computer Associates and the Company issued a joint press release announcing that the Court of Chancery of the State of Delaware denied a motion to preliminarily enjoin consummation of the Offer. The motion related to an amendment to a purported class action complaint originally filed against the Company and members of the Company's board of directors in April 1996. Copies of the joint press release and the Court of Chancery's memorandum opinion denying the motion are attached hereto as Exhibits (a)(13) and
(a)(14), respectively, and are incorporated herein by reference. The amended complaint has been previously filed as Exhibit (a)(10) to the Statement and is incorporated herein by reference. The foregoing description is qualified in its entirety by reference to such exhibits.

Item 11.   Material to be Filed as Exhibits.

(a)(13) Text of joint press release issued by Computer Associates and the Company dated November 7, 1996.

(a)(14) Memorandum opinion issued November 7, 1996 by the Court of Chancery of the State of Delaware.

                         SIGNATURE

           After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 8, 1996

                                TSE-TSEHESE-STAESTSE, INC.



                              By/s/ Peter Schwartz
                              --------------------------------------
                                Name:   Peter Schwartz
                                Title:  Vice President and Treasurer



                             COMPUTER ASSOCIATES INTERNATIONAL, INC.



                             By/s/ Peter Schwartz
                             ---------------------------------------
                               Name:   Peter Schwartz
                               Title:  Senior Vice President and
                                       Chief Financial Officer

                          EXHIBIT INDEX

Exhibit
Number	Exhibit Name
-------     ------------
(a)(13)     Text of joint press release issued by Computer Associates
            and the Company dated November 7, 1996.

(a)(14) Memorandum opinion issued November 7, 1996 by the Court of Chancery of the State of Delaware.